23 January 2017 By EDGAR Mr. H. Roger Schwall, Assistant Director, Office of Natural Resources, Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-7010.	BP p.l.c. 1 St James’s Square London SW1Y 4PD United Kingdom Switchboard: +44 (0)20 7496 4000 Telex: 888811 BPLDN X G

Dear Mr. Schwall,

Re: BP p.l.c.
   Form 20-F for the Fiscal Year Ended 31 December 2015
   Filed 4 March 2016
   File No. 001-06262

I refer to your letter dated 19 January 2017 setting forth an additional comment of the Staff of the Commission (the “Staff”) relating to the Form 20-F of BP p.l.c. (“BP”) for the fiscal year ended 31 December 2015 (the “2015 Form 20-F”) (File No. 001-06262).

To facilitate the Staff’s review, we have included in this letter the caption and numbered comment from the Staff’s comment letter in italicized text, and have provided our response immediately following the comment.

Form 20-F for Fiscal Year Ended December 31, 2015
Supplementary information on oil and natural gas (unaudited), page 169
Oil and gas disclosures for the group, page 227
1.
Response five in your December 16, 2016 letter proposes calculation of PUD conversion ratio by adjustment of the beginning of the year PUD volume with changes due conditions/activities other than development, e.g. price revisions.

Item 1203(b) of Regulation S-K requires a registrant to:
“Disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves.”
Please comply with Item 1203 by disclosing separately those PUD volumes that were converted to proved developed status during the year by development activities, e.g. drilling/completion.
Response:
We confirm that in future filings we will disclose explicitly in the table those PUD volumes that were converted to proved developed status during the year by development activities, e.g. drilling/completion.

We are available to discuss the foregoing with you and the Staff at your convenience either by telephone or in person.

Yours sincerely, /s/ B. Gilvary Dr. B. GILVARY

cc:	K.A. Campbell (Sullivan & Cromwell LLP)